Buffered Return Enhanced Notes ("BREN") Linked to the Sand P Free Writing Prospectus
                                                          Filed pursuant to Rule 433
500([R])Index                                             Registration Statement No. 333-178081
                                                          February 5, 2013

HYPOTHETICAL RETURN
                    The Index $1,800 The Securities
Securities $1,600

   $1,400 $1,075 Maximum $1,200 Payment at Maturity  on the $1,000 $1,000
Stated Principal
Maturity Amount $800

     $600  at Payment $400

$200

$0
-100% -80% -60% -40% -20% -10% 0% 5% 7.5% 40% 60% 80%

                                                 Index Return KEY TERMS
Issuer Morgan Stanley Index Sand P 500([R]) Index

Upside Leverage Factor 1.5
Payment at Maturity If the Ending Index Level is greater than the Initial Index
Level, a return equal to the Index Return multiplied by 1.5,  subject to the
Maximum Total Return on the securities of 7.5%. This will be calculated as follows:

$1,000 + [$1,000 x (Index Return x 1.5)]
If the Ending Index Level is equal to the Initial Index Level , or declines from the Initial Index Level by 10% or less, $1,000 per $1,000 principal amount security.
If the Ending Index Level declines from the Initial Index Level by more than
10%, you will lose 1.1111% of the principal amount of your securities for every
1% that the Index declines below 90% of the Initial Index Level.
This will be calculated as follows:

                     $1,000 + [$1,000 x (Index Return + 10%) x Downside Factor]
                     Your investment will be fully exposed to any decline in the Index
Maximum Total Return 7.5%
Index Return         The performance of the Index, from the Initial Index Level to the Ending Index Level, calculated as follows:
                     (Ending Index Level -- Initial Index Level) / Initial Index Level
Initial Index Level  The Index Closing Level on the Pricing Date
Buffer Amount        10%
Downside Factor      1.1111
Ending Index Level   The arithmetic average of the Index Closing Levels on each of the five Averaging Dates
Averaging Dates      February 14, 2014, February 18, 2014, February 19, 2014, February 20, 2014 and February 21, 2014
Maturity Date        February 26, 2014
Listing              The securities will not be listed on any securities exchange
CUSIP / ISIN         61761JCH0 /US61761JCH05

The securities are designed for investors who seek a return of 1.5 times the appreciation of the Sand P 500([R]) Index, up to a Maximum Total Return on the
securities of 7.5% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.

Senior unsecured obligations of Morgan Stanley maturing February 26, 2014. All payments on the securities are subject to the credit risk of Morgan Stanley.

The securities are expected to price on February 8, 2013 and are expected to settle on February 13, 2013.

Fees and Commissions:
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley and Co. LLC, the agent, a fixed sales commission of 1% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from
Morgan Stanley and Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.
HYPOTHETICAL PAYMENTS AT MATURITY Assuming an Initial Index Level of 1,500

                                        Payment on Securities (per
   Ending Index Level      Index Return          $1,000)           Total Return on Securities
========================== ============ ========================== ==========================
         2,700               80.00%              $1,075                      7.5%
-------------------------- ------------ -------------------------- --------------------------
         2,250               50.00%              $1,075                      7.5%
-------------------------- ------------ -------------------------- --------------------------
         2,100               40.00%              $1,075                      7.5%
-------------------------- ------------ -------------------------- --------------------------
         1,950               30.00%              $1,075                      7.5%
-------------------------- ------------ -------------------------- --------------------------
         1,800               20.00%              $1,075                      7.5%
-------------------------- ------------ -------------------------- --------------------------
         1,650               10.00%              $1,075                      7.5%
-------------------------- ------------ -------------------------- --------------------------
         1,575                5.00%              $1,075                      7.5%
         1,515                1.00%              $1,015                     1.50%
-------------------------- ------------ -------------------------- --------------------------
         1,500                0.00%              $1,000                     0.000%
                                        -------------------------- --------------------------
         1,425               -5.00%              $1,000                     0.000%
                                        -------------------------- --------------------------
         1,350               -10.00%             $1,000                     0.000%
         1,200               -20.00%             $888.89                   -11.111%
         1,050               -30.00%             $777.78                   -22.222%
          900                -40.00%             $666.67                   -33.333%
          750                -50.00%             $555.56                   -44.444%
           0                -100.00%              $0.00                    -100.00%
-------------------------- ------------ -------------------------- --------------------------
KEY RISKS / CONSIDERATIONS

[] The securities do not guarantee any return of principal and do not pay any interest.  You may lose some or all of your investment.

[] Any payments on the securities are subject to issuer credit risk.
[] The investor does not own the Index and does not receive dividends or have any other rights that holders of the securities comprising the Index would have.

[] Your maximum gain on the securities is limited to the Maximum Total Return on the securities, regardless of any further appreciation of the Index, which may be significant.

[] If the Index declines by more than the Initial Index Level, you will lose 1%
for every 1% decline of the Index.
[] There may be no secondary market.  Securities should be considered a hold until maturity product.

[] Additional risk factors can be found in the accompanying preliminary terms and the following pages of this document.

The hypothetical returns set forth above are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities.
You should read this document together with the accompanying preliminary terms describing the offering, including the overview of the Index and its historical
1 performance, before you decide to invest.

Buffered Return Enhanced Notes ("BREN") Linked to the Sand P
500([R]) Index

Risk Factors

[] YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS -- The securities do not guarantee any return of principal. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed on a leveraged basis of 1.1111% to each 1% decline in the Ending
Index Level below the 10% Buffer Amount as compared to the Initial Index
Level.
[] YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM TOTAL RETURN
-- If the Ending Index Level is greater than the Initial Index Level, for each
$1,000 principal amount security, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 7.5% on the stated principal amount, regardless of the appreciation in the Index, which may be significant.
[] THE SECURITIES DO NOT PAY INTEREST -- Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

[] NO DIVIDEND PAYMENTS OR VOTING RIGHTS -- As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Sand P
500([R]) Index would have.
[] THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY
ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY
ADVERSELY AFFECT THE MARKET VALUE OF
THE SECURITIES -- You are dependent on Morgan Stanley's ability to pay all amounts due on the securities, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market's view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley's credit ratings or increase in the credit spreads charged by the market for taking
Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

[] MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES --
In addition to the level of the Index on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: [] the expected volatility (frequency and magnitude of changes in value) of the Index; [] the time to maturity of the securities; [] the dividend rate on the common stocks underlying the Index; []
interest and yield rates in the market generally; [] geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events;
and [] our creditworthiness, including actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the principal amount of $1,000 per security if, at the time of sale, the level of the Index is below the
Initial Index Level.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE
SECURITIES PRIOR TO MATURITY -- While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your securities, the original issue price of the securities includes the agents'
commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. The cost of hedging includes projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase securities from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

LACK OF LIQUIDITY -- The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley and Co. LLC ("MS and Co.") may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS and Co. is willing to transact. If, at any time, MS and Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the level of the Index and the value of the securities.

THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE -- If
we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an "open transaction" for U.S. federal income tax purposes, the offering of the securities will be terminated.

You can review a graph setting forth the historical performance of the Index in the preliminary terms describing the terms of the securities. You cannot predict the future performance of the Index based on its historical performances. We cannot guarantee that the Ending Index Level will be greater than the Initial Index Level so that you will receive a payment at maturity in excess of $1,000, or that you will not lose some or all of your investment.

UNITED STATES FEDERAL TAX CONSEQUENCES -- Please read the discussion of United
States federal tax consequences, and any related risk factors, in the preliminary terms describing the terms of the securities.

Buffered Return Enhanced Notes ("BREN") Linked to the Sand P
500([R]) Index

Important Information

The issuer has filed a registration statement (including a prospectus) with the
SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

License Agreement between Standard and Poor's and Morgan Stanley.  "Standard and
Poor's([R])," "Sand P([R])," "Sand P 500([R])," "Standard and Poor's 500" and "500" are
trademarks of Sand P and have been licensed for use by Morgan Stanley. For more information, see "Sand P 500([R]) Index--License Agreement between Sand P and Morgan
Stanley" in the accompanying index supplement.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley and Co. LLC,
Morgan Stanley and Co. International PLC, Morgan Stanley MUFG Securities Co.,
Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited
(together with their affiliates, hereinafter "Morgan Stanley"), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research
Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author's and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or
others in the Firm.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street
Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan
Stanley with respect to an employee benefit plan or to any person acting as a
Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan Stanley acts as
"prime broker" and lender for a number of hedge funds. As a result, Morgan
Stanley may indirectly benefit from increases in investments in hedge funds.
Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor's currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs
(such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed.
Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

3